Mail Stop 0510

      January 26, 2005

Via U.S. mail and facsimile

Mr. Cornelius C. Vanderstar
Chief Executive Officer, International Aluminum Corporation
767 Monterey Pass Road
Monterey Park, California 91754

	RE:	Form 10-K for the fiscal year ended June 30, 2004
		Form 10-Q for the quarter ended September 30, 2004
			File No. 1-7256


Dear Mr. Vanderstar:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the year ended June 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Cover page

2. Disclose the market value of shares held by non-affiliates as of the last business day of your most recently completed second fiscal quarter on the cover page.

Employees, page 3

3. Please disclose whether any of your employees are covered by collective bargaining agreements as required by SOP 94-6, paragraph
..24.

Item 9A. Controls and Procedures, page 7

4. The evaluation date should be as of the end of the period covered by the report and not as of a date within 90 days prior to the filing date of the report. See Exchange Act Rules 13a-15(b) and 15d-
15(b)
and Regulation S-K, Item 307. Please revise.

Exhibit 13.1 Annual Report to Shareholders

To Our Shareholders

Residential Products, page 2

5. Please state the source of the forecasted $220 billion of revenues in the home improvement market. Also, in order to add perspective to your disclosure, state your share of the overall market.

Management`s Discussion and Analysis

Significant Changes in Results of Operations, page 4

6. Please discuss in greater detail the business reasons for the changes between periods in the gross margin and operating income of each of your segments discussed in Note 10 of your financial statements, along with the amounts shown in the corporate line item.
In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Also quantify the impact of the business reasons you discuss throughout MD&A. See Item 303(a)(3) of Regulation S-K and Financial
Reporting Codification 501.04.

Liquidity and Capital Resources, page 6

7. Please include a table summarizing all of your contractual obligations, including operating lease commitments, purchase obligations, and other long-term liabilities. The table should also include estimated interest payments on your debt, estimated
payments
under interest rate swap agreements, and planned funding of
pension
and other postretirement benefit obligations in order to increase
transparency of cash flow.   Please also disclose any assumptions
you
made to derive these amounts.  See Item 303(a)(5) of Regulation S-
K.

Financial Statements

Note 1. Significant Accounting Policies and Procedures, page 13

8. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

?	in a footnote the line items that these excluded costs are
included in and the amounts included in each line item for each period presented, and

?	in MD&A that your gross margins may not be comparable to
those
of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Revenue Recognition, page 13

9. You disclose that revenues are recognized when products are shipped to customers. Please disclose in your revenue recognition policy whether your stated shipping terms are FOB shipping point or
FOB destination pursuant to your sales agreements with customers. In addition, please disclose whether your sales agreements contain right of inspection or acceptance provisions and whether you replace goods damaged or lost in transit. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. See the Interpretive Response to Question 3 of SAB Topic 13:A.3.b.

Stock Based Compensation, page 14

10. We note that you did not adopt fair value accounting for employee stock options under SFAS 123. Regardless of the method used to account for stock-based employee compensation arrangements, your financial statements should include the disclosures specified in paragraphs 46 to 48 of SFAS 123 in the Significant Accounting Policies and Procedures note. See SFAS 123, paragraph 45, as amended by SFAS 148 for guidance.

Note 2. Balance Sheet Components, page 14

11. Please breakout the machinery and equipment line item into smaller and more meaningful components. In addition, we see from page 13 that the range of useful lives for your machinery and equipment of 3 to 20 years is very broad. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 6. Earnings Per Share, page 16

12. In accordance with SFAS 128, paragraph 40c, please disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Note 10. Segment Information, page 18

13. Disclose segment tax expense information pursuant to SFAS 131, paragraph 27, or explain to us why it is not necessary to do so.

Form 10-Q for the quarter ended September 30, 2004

General

14. Please address the comments above in your interim filings as well.



*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. Cornelius C. Vanderstar
January 26, 2005
Page 5 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE